U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: November 25, 2022

CARDONE REIT I, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Class A Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Purchase of Interest in Cardone Corporate Center

Cardone Corporate Center is a two building, four story, Energy Star rated trophy office property with approximately 256,308 rentable square feet located in Scottsdale, Arizona. The property is uniquely positioned as the “gateway” into the prestigious Scottsdale Airpark’s Frank Lloyd Wright district which is well known for its premier Class A developments. The Scottsdale Airpark submarket includes 9,500 businesses and nearly 110,000 employees and has ranked as the #1 leasing submarket in the metro Phoenix area since 2021. The property follows the aesthetics of the iconic architect with exquisite angular lines, a collaborative, open courtyard with a water feature and seating areas, and private balconies with unobstructed views of the McDowell mountains. Sitting at the intersection of Scottsdale Road and Frank Lloyd Wright Boulevard, Cardone Corporate Center (formerly Promenade Corporate Center) is surrounded by unparalleled, first-class amenities with 370 restaurants, bars and retailers within a one-mile radius of the property.

Cardone Corporate Center was acquired on November 22, 2022 by Cardone Corporate Member, LLC, a newly formed special purpose entity managed by Cardone Capital LLC (the “Manager”) which was formed for the acquisition of Cardone Corporate Center. The Manager anticipates that the Company will hold a minority investment in this special purpose entity. The other member of the Special Purpose Entity which will own Cardone Corporate Center is Cardone Equity Fund 21, a real estate investment fund managed by the Manager, units of which were offered under Rule 506(c) under Regulation D.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Susan Schieman
Susan Schieman
Chief Financial Officer (Principal Financial Officer) of Cardone Capital LLC Manager

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